Exhibit 2.5

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of 31 December 2019, Unilever N.V. (“NV”, “we”, “our” and “us”) had the following series of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”):

Title of each class	Trading symbols	Name of each exchange on which registered
Ordinary shares, nominal value of €0.16 per share	UNA	New York Stock Exchange*

N.V. New York registry shares each representing one ordinary share of nominal amount of €0.16 each	UN	New York Stock Exchange

*	Not for trading, but only in connection with the registration of the New York registry shares pursuant to the requirements of the Securities and Exchange Commission.

Our ordinary shares, nominal value of €0.16 (“NV Ordinary Shares”), are listed on Euronext Amsterdam. Our New York registry shares (“NV NYRSs”) are available through a New York registry share program established pursuant to a registration, paying agent and shareholder services agreement (the “Registration Agreement”) that we entered into with Deutsche Bank Trust Company Americas (“DBTCA”) as U.S. registrar, transfer agent, paying agent and shareholder servicing agent. NV NYRSs, each representing one NV Ordinary Share, are listed on the New York Stock Exchange, traded under the symbol UN, and are registered under Section 12(b) of the Exchange Act. In connection with this listing (but not for trading), the NV Ordinary Shares are registered under Section 12(b) of the Exchange Act. The following contains a description of the rights of (i) holders of the NV Ordinary Shares and (ii) NV NYRS holders.

The following summary is subject to and qualified by NV’s Articles of Association (the “Articles of Association”) and by Dutch law. This is not a summary of all the significant provisions of the Articles of Association or of Dutch law and does not purport to be complete. Capital terms used but not defined herein have the meanings given to them in NV’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (“Annual Report”) and in the Registration Agreement, which is Exhibit 2.4 to our Annual Report.

NV Ordinary Shares

Item 9.A.3 Pre-emptive rights

Upon an issuance of NV Ordinary Shares or a grant of rights to subscribe for NV Ordinary Shares, each NV Ordinary Shareholder will have a pre-emptive right to subscribe for such newly-issued NV Ordinary Shares in proportion to the nominal amount of NV Ordinary Shares held by such holder. NV Ordinary Shareholders will not have pre-emptive rights upon an issuance of, or a grant of rights to subscribe for NV Ordinary Shares (i) that are issued to employees of NV or any of its group companies or (ii) that are issued against a contribution in kind.

The board of directors of NV (the “NV Board”) may resolve to limit or exclude pre-emptive rights in relation to the issue of NV Ordinary Shares or grant of rights to subscribe for NV Ordinary Shares if and insofar as the NV Board has been designated as the company body authorized to do so by the NV annual general meeting (the “AGM”). The AGM may designate the NV Board as the company body authorised to limit or exclude pre-emptive rights in relation to the issue of – or grant of rights to subscribe – for NV Ordinary Shares for a period not exceeding five years and such designation may be extended for a period not exceeding five years at a time. Unless otherwise stated, the authorization will be irrevocable. If and insofar the NV Board is not so designated, pre-emptive rights may be only limited or excluded by a resolution of the AGM upon a proposal of the NV Board. In the proposal for such a resolution, the reasons for the proposal and the selection of the proposed issue price must be explained in writing. A resolution of the AGM to limit or exclude pre-emptive rights or a designation, requires a majority of at least two-thirds of the votes cast, if less than one-half of NV’s issued share capital is represented at the AGM.

At the AGM held on May 1, 2019, the NV Board was designated as the company body (i) to resolve to issue – or grant rights to subscribe for – shares not yet issued up-to a maximum of one-third of NV’s issued ordinary share capital, (ii) to resolve to limit or exclude pre-emption rights in relation to any issue of – or grant of rights to subscribe for – shares for general purposes up to 5% of NV’s issued share capital as at December 31, 2018, and (iii) to resolve to limit or exclude pre-emption rights in relation to any issue of – or grant of rights to subscribe for – shares up to 5% of NV’s issued share capital as at December 31, 2018, but only in connection with an acquisition or specified capital investment which is announced contemporaneously with the issuance, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issuance.

Item 9.A.5 Type and class of securities

NV Ordinary Shares are listed on Euronext Amsterdam and have a nominal value of €0.16 each. As of December 31, 2019, the total number of outstanding NV Ordinary Shares was 1,460,714,804.

All NV Ordinary Shares are issued in registered form. A very limited number of shareholders have not yet handed in their bearer share certificates. As of January 1, 2021 (i) NV will acquire these certificates by operation of law for no consideration and (ii) NV will be registered as shareholder of the relevant shares. Holders of such certificates can exchange their certificates for NV Ordinary Shares until January 1, 2026.

NV’s constitutional documents place no limitations on the right to hold or transfer NV Ordinary Shares.

Item 9.A.6 Limitations or qualifications

Not applicable.

Item 9.A.7 Other rights

Not applicable.

Item 10.B.3 Shareholder rights

Dividend rights

Under the Articles of Association, available profits after reserves have been provided for by virtue of law and the Equalisation Agreement, or as deemed necessary by the NV Board, are distributed first at a rate of 6% and 7% per year to 6% and 7% cumulative preference shareholders respectively when such shares are issued. The remaining profits are distributed to ordinary shareholders in proportion to the nominal value of their holdings. As at December 31, 2019, no 6% or 7% cumulative preference shares were issued.

The right to cash and proceeds of share distributions by NV lapses after five years and 20 years, respectively, after the first day the distribution was obtainable. Unclaimed amounts revert to NV.

Voting rights

Each NV Ordinary Share confers the right to cast one vote in the AGM. No votes may be cast at the AGM in respect of NV Ordinary Shares that are held by NV or its subsidiaries.

Resolutions of the AGM require the approval by an absolute majority of the votes cast, unless the law or the Articles of Association provide otherwise. In case of a tie vote on a proposal in respect of a person, lots are drawn. In case of a tie vote in respect of any other proposal, such proposal is rejected. Blank votes, abstentions and invalid votes are regarded as votes that have not been cast.

The voting rights of the Directors (Executive and Non-Executive) and members of the ULE who hold interests in the share capital of NV are the same as for other holders of the class of share indicated. All Directors (unless they are retiring) are nominated by the boards of directors of NV and PLC for re-election at the annual general meetings of NV and PLC each year.

Rights to share in the company’s profits

See “Item 10.B.3. Shareholder rights — Dividend rights” above.

Rights to share in any surplus in the event of liquidation

In the event of liquidation, NV’s surplus assets after satisfaction of its debts will be distributed to the holders of the NV Ordinary Shares in proportion to their respective holdings of NV Ordinary Shares. If PLC or both PLC and NV are wound-up, surplus assets of each company will be available for distribution to holders of any shares of each company on the basis that the surplus assets of both companies are deemed to be pooled and distributed such that the sum paid or allocated on every €0.16 nominal of capital in NV is the same as the sum paid or allocated on every 3 1/9 pence nominal of capital in PLC.

Redemption provisions

Under Dutch law, NV may only redeem treasury shares or shares whose terms permit redemption.

Sinking fund provisions

Not applicable.

Liability to further capital calls by the company

NV may make capital calls on money unpaid on shares and not payable on a fixed date.

Any provision discriminating against any existing or prospective holder of the NV Ordinary Shares as a result of such shareholder owning a substantial number of shares

Not applicable.

Item 10.B.4. Changes to shareholder rights

Modifications to the Articles of Association must be approved by a general meeting of shareholders. Any modification of the Articles of Association that prejudices the rights of 6% or 7% cumulative preference shareholders of NV must be approved by three-quarters of votes cast (excluding treasury shares) at a meeting of affected holders. As at December 31, 2019, no 6% or 7% cumulative preference shares were issued.

Item 10.B.6 Limitations

NV’s constitutional documents place no limitations on the right to hold NV Ordinary Shares. There are no limitations on the right to hold or exercise voting rights on the NV Ordinary Shares under Dutch law.

Item 10.B.7 Change in control

The Articles of Association do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

Item 10.B.8 Disclosure of shareholdings

NV’s constitutional documents do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Under Dutch law, however, NV shareholders owning 3% or more of NV’s ordinary share capital must report this to the Netherlands Authority for the Financial Markets (the “AFM”) without delay as soon as this threshold is reached or exceeded. Further notification must be made without delay as soon as a substantial shareholding reaches, exceeds or goes below a threshold. The other thresholds are: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. NV is required to notify the AFM without delay of the changes in its share capital or voting rights, if its issued share capital or voting rights changes by 1% or more compared to its previous notification.

Item 10.B.9 Differences in the law

With respect to Items 10.B.2-10.B.8, there are no significant differences between the laws applicable to NV and U.S. federal law.

Item 10.B.10 Changes in capital

The requirements imposed by the Articles of Association governing changes in capital are not more stringent than is required by law.

Item 12.A Debt securities

Not applicable.

Item 12.B Warrants and Rights

Not applicable.

New York Registry Shares

Item 12.C Other securities

As of December 31, 2019, approximately 10% of NV’s Ordinary Shares are traded on the New York Stock Exchange as NV NYRSs. The NV NYRSs are exchangeable on a one-for-one basis with the NV Ordinary Shares. NV NYRS holders are direct shareholders in NV and have the same rights as holders of the NV Ordinary Shares. For a description of these rights, see “NV Ordinary Shares— Item 10.B.3. Shareholder rights” above.

DBTCA, having its principal office at 60 Wall Street, New York, New York 10005, has been appointed as the U.S. registrar, transfer agent, paying agent and shareholder servicing agent under the Registration Agreement, dated as of July 1, 2014, among NV and DBTCA. DBTCA, in its capacity as registrar and transfer agent, maintains a New York register for the NV NYRSs and provides certain services to NYRS holders on behalf of NV.

The following is a summary of the material provisions of the Registration Agreement. For more complete information, you should read the Registration Agreement in its entirety.

Voting of NV NYRSs

DBTCA, after consultation with NV and in accordance with the Articles of Association and Dutch law (as specified to it in writing by NV), maintains procedures relating to participation by holders of NV NYRSs, in person or by proxy, at an AGM. Notice of such meeting, may, at the request of NV, be accompanied by a proxy authorizing any person designated by the holder, other than NV, to vote at such AGM on behalf of the shareholder having signed the proxy. DBTCA may be the addressee of the proxies and (i) notifies NV and the Dutch agent of the identity of the shareholders who wish to appear in person or be represented by proxy at such AGM and (ii) receive and tabulate votes by proxy so transmitted to it and communicate to NV and the Dutch Agent the results of such tabulation accompanied by appropriate certificates. DBTCA does not exercise any voting discretion as to any NV NYRS or any matter involving a shareholder vote. DBTCA cooperates with NV in establishing (to the extent reasonable and practicable) procedures for the blocking of NV NYRSs to enable holders of NV NYRSs to vote.

Dividends and Distributions

Distributions in Cash

Upon timely receipt from NV of (i) written notice of the declaration of a cash dividend (which notice must include the record date as of which holders of NV NYRSs are entitled to receive such dividend and the date upon which such dividend is payable to holders of NV NYRSs) and (ii) funds in U.S. dollars sufficient for the payment thereof, DBTCA distributes cash dividends in U.S. dollars on the outstanding NV NYRSs to the holders of NV NYRSs entitled thereto, subject to withholding of any U.S. tax which may be required under the Internal Revenue Code of 1986, as amended, and applicable regulations. NV or its agent or DBTCA, as appropriate, remits to the appropriate governmental authority or agency all amounts withheld and owing to such authority or agency. DBTCA forwards to NV or its agent such information from its records as NV reasonably requests to enable NV or its agent to file necessary reports with governmental authorities or agencies, and furnishes to persons to whom distributions have been made and to the Internal Revenue Service such report and information returns as may be required under U.S. tax laws. NV must, upon request, provide to DBTCA evidence of payments to the relevant authorities by NV of any amounts withheld by NV. NV has no liability to DBTCA for any dividends declared or paid by NV which are held by DBTCA or at a financial institution specified by DBTCA after a sum sufficient for the payment of such dividends has been deposited with such party by NV or to the extent that any such liability arises from the negligence of DBTCA.

DBTCA and NV have procedures to enable holders of NV NYRSs to benefit from a reduced rate of tax withholding in The Netherlands in respect of dividends paid by NV.

Distributions in NV Ordinary Shares

If any distribution upon the NV Ordinary Shares consists of a dividend in, or free distribution of, NV Ordinary Shares, DBTCA distributes NV NYRSs to the holders of NV NYRSs entitled thereto; provided, however, that in the case of elective share or cash dividends, NV provides to DBTCA an opinion of U.S. counsel that such distribution does not require registration under the Securities Act. In the absence of such opinion, with respect to the elective distribution, DBTCA distributes cash to the holders of NV NYRSs.

Distributions Other than Cash or NV Ordinary Shares

Whenever DBTCA receives any distribution other than cash or NV Ordinary Shares for distribution to holders of NV NYRSs, DBTCA causes the securities or property received by it to be distributed to the holders of NV NYRSs entitled thereto; provided, however, that, (i) NV gives timely notice thereof to DBTCA and (ii) if applicable, DBTCA has received an opinion of counsel to NV stating that such distribution is not prohibited by law or regulation.

Exchange of NV NYRSs for NV Ordinary Shares

DBTCA is authorized, at the request of the holder of NV NYRSs but subject to the restrictions set forth below, upon payment of any applicable fees, taxes or governmental charges, to accept NV NYRSs for exchange into NV Ordinary Shares (and cancellation of the corresponding registration in the New York register), and, in the case of any transfer of the NV Ordinary Shares, if the NV NYRSs presented to DBTCA are in a form reasonably deemed by DBTCA to be properly endorsed for transfer and accompanied by such documents as DBTCA may deem necessary to evidence the authority of the person making the transfer, and upon the cancellation of the NV NYRSs (and the certificate evidencing the NV NYRSs, if applicable), to deliver instructions to the Dutch Agent, accompanied, in the case of a transfer by the date of the acknowledgment by DBTCA on behalf of NV of an authorized transfer, to register the applicable number of NV Ordinary Shares on the Dutch register of NV Ordinary Shares and to make available and deliver NV Ordinary Shares through the book-entry system maintained by the Dutch Agent to the order of (the custodians or settlement agents of) such holder (or other parties so designated by such holder), for an aggregate number of NV Ordinary Shares equal to the number of NV Ordinary Shares represented by the NV NYRSs so accepted for exchange into NV Ordinary Shares and removed from the New York register (by means of cancellation of the registration of the NV NYRSs on the New York register) as a result of such exchange.

Transfer of NV NYRSs

Upon the surrender of NV NYRSs for transfer, if the NV NYRSs so surrendered are (i) in a form reasonably deemed by the DBTCA to be properly endorsed for transfer, (ii) accompanied by such documents as DBTCA may deem necessary to evidence the authority of the person making the transfer, (iii) accompanied by satisfactory evidence of the payment of any applicable taxes, and (iv) subject to transfer restrictions, known to DBTCA, such shares are accompanied with evidence satisfactory to DBTCA that such transfer does not violate the transfer restrictions applicable to such NV NYRSs, such transfer will be acknowledged by DBTCA on behalf of NV and such NV NYRSs will be transferred (and, if applicable, the share certificate(s) evidencing such NV NYRSs will be canceled) and registered in the name of the applicable transferee, and, if applicable, share certificates to evidence such NV NYRSs in accordance with applicable U.S. transfer agent requirements will be issued in the name of such transferee, and, if applicable, the transfer limitations applicable to such NV NYRSs will be endorsed thereon. DBTCA reserves the right to refuse to process a transfer of NV NYRSs (i.e., by not acknowledging the transfer on behalf of NV, by not updating the New York register to reflect such transfer and by not issuing new share certificates in the name of the transferee) until it is satisfied that the requested transfer is legally authorized (and, if applicable, does not violate the transfer restrictions applicable to such NV NYRSs) and that all applicable taxes have been paid, and it shall incur no liability for the refusal in good faith to make transfers which it, in its judgment, deems improper or unauthorized or in respect of which it , in its judgment, deems any applicable taxes have not been paid. Any share certificate so issued will be registered and delivered to or upon the order of the person entitled thereto.

Reports and Other Communications

Upon receipt of any notices, reports, documents or materials in respect of the exercise of voting rights by holders of NV Ordinary Shares intended by NV to be distributed to the holders of NV NYRSs, DBTCA will, as soon as practicable thereafter and if so requested by NV, distribute the same to the holders of the NV NYRSs (provided that the distribution of voting materials shall be at NV’s expense), and otherwise comply with the directions of NV. It shall be NV’s sole responsibility to ensure (a) the accuracy and completeness of such notice and (b) compliance with applicable law.

Inspection of Books and Records

In case any request or demand for the inspection of the books and records relating to the NV NYRSs shall be made to DBTCA, DBTCA will notify NV and secure instructions as to permitting or refusing such inspection; provided, however, that DBTCA reserves the right to allow inspection of said books and records related to NV NYRSs maintained by DBTCA without NV’s consent in cases in which DBTCA is advised by counsel that such inspection is required by any provision of law, rule or regulation applicable to it. DBTCA shall give prompt notice to NV of any such inspection.

Recapitalization or Capital Adjustment

In connection with any recapitalization or capital adjustment of NV, including any stock-split or combination of NV Ordinary Shares, or any other capital adjustment requiring a change in the form of the NV NYRS share certificates, DBTCA shall, upon receipt of notice from NV of such recapitalization or capital adjustment, (i) issue new NV NYRSs in exchange for, or upon the transfer of, outstanding NV NYRSs in the old form and (ii) take such other actions as reasonably requested by NV.

Limitations on Obligations and Liability to the NV NYRS Holders

DBTCA shall not have any liability to holders of NV NYRSs except for any breach by DBTCA of a duty to holders of NV NYRSs arising from the Registration Agreement or under applicable statutory New York or Federal law in the U.S.

Item 12.D American Depositary Shares

Not applicable.